Exhibit 99.1

Response Biomedical Corporation Announces Third Quarter Results

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, November 9 2010 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced financial results for the third quarter and nine months ended September 30, 2010.

Revenue from product sales for the three month period ended September 30, 2010, decreased 21% to $1,542,230 from $1,949,377 for the same period in 2009.  The comparison to the prior year is affected by no sale of infectious diseases products to 3M during the quarter.  Total revenue for the three month period ended September 30, 2010, decreased 24% to $1,553,001 compared to $2,047,523 for the same period in 2009.

Operating expenditures for the third quarter of 2010 decreased 18% to $2,307,546 compared to $2,813,195 for the same period in 2009.  Operating expenditures for the nine month period ended September 30, 2010 decreased 5% to $7,178,746 compared to $7,552,556 for the same period in 2009.

Loss for the third quarter of 2010 decreased 20% to $2,553,259 or $0.07 per share compared to a loss of $3,177,221 or $0.12 per share for the same period in 2009.  Loss for the nine month period ended September 30, 2010, increased 4% to $7,081,411 or $0.25 per share compared to a loss of $6,807,623 or $0.32 per share for the same period in 2009.  Included in the third quarter results for 2010 are approximately $300,000 in restructuring charges incurred as a result of a reduction in the Company’s workforce announced in September.  Despite these charges, the Company recognized a decrease in the third quarter loss due to lower operating expenses across all departments.

“The Company remains extremely focused on becoming cash flow positive and profitable in 2011,” said S. Wayne Kay, Chief Executive Officer.  “We see our real strength coming from the cardiac clinical product line and in international markets that we are exploiting through our own distributors.  We have a dedicated team working to recognize increased revenues in Asia, Europe and the Middle East, utilizing key distributors in each of these areas.   As we continue to increase sales through our own international distributors, we expect to see continued increases in gross margins and reduced losses.  These improved gross margins will allow us to move toward profitability, despite lower revenues.  We will consider all options to ensure we reach our financial goals for 2011, without further dilution to our shareholders.”

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As at September 30, 2010, the Company had $5,313,364 in cash and cash equivalents, an increase of $239,893 compared to $5,073,471 as at December 31, 2009.  As at September 30, 2010, the Company had a working capital balance of $8,526,542, an increase of $1,528,013 compared to $6,998,529 as at December 31, 2009.  On July 28, 2010, the Company announced the closing of a private placement of an aggregate of 13,333,333 common shares, at a price of $0.60 per share, to affiliates of OrbiMed Advisors, LP for gross proceeds of approximately $8 million.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications.  RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes.  It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories.  RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively and through select international distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.  Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF".  For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws.  Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products;

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our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

SELECTED FINANCIAL DATA	Three Months Ended			Nine Months Ended
			September 30,			September 30,
	2010		2009	2010		2009
	$		$	$		$

Product Sales		1,542,230	1,949,377		5,057,188	6,296,148
Cost of Sales		1,563,975	2,058,063		4,607,575	6,027,827
Gross Profit on Product Sales		(21,745)	(108,686)		449,613	268,321

Contract Service Revenue		10,771	98,146		300,805	1,199,191

Total Expenses		2,307,546	2,813,195		7,178,746	7,552,556

Loss for the Period		(2,553,259)	(3,177,221)		(7,081,411)	(6,807,623)

Loss per Share		(0.07)	(0.12)		(0.25)	(0.32)

The Company’s complete financial results are available at www.sedar.com.

Response Biomedical Contacts:
Bill Wickson
Director, Investor Relations
Response Biomedical Corporation
Tel  (604) 456-6073
Email: bwickson@responsebio.com

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